 Exhibit 99.80

Grande West Provides Corporate Update and 2021 Outlook

Company Expects Q1 2021 Revenues of over $25 Million; Anticipates Continued
Sales Momentum in Q2 2021

VANCOUVER, BC / March 10, 2021 / Grande West Transportation Group Inc. (TSXV:BUS) (OTCQX:BUSXF) (FRA:6LG) (“Grande West” or the “Company”), a leading supplier of electric, CNG, gas and clean diesel buses, today provided a corporate update and its operational outlook for 2021.

The Company has left a volatile 2020 plagued by Covid-related macro-economic headwinds in the rear view mirror with a significant amount of business shifting into 2021. In the first quarter ending March 31, 2021, Grande West expects to complete deliveries of over 50 Vicinity™ buses to drive quarterly revenues of over $25 million. The Company expects to deliver a further 50+ Vicinity™ buses in the second quarter, continuing its strong cadence of sales growth. Grande West’s Vicinity Lightning™ EV has received its first order and is expecting additional new customer orders. 25 Vicinity Lightning™ EV buses are currently in the production phase to meet near-term anticipated demand.

“We entered 2021 with strong momentum for sales and deliveries, which we believe will significantly contribute to our top line growth for the quarter,” said William Trainer, Chief Executive Officer of Grande West. “Our capital-light, innovation focused business model allows us to effectively compete in the traditional bus markets we operate in, while concurrently preparing for an electric future. We believe that with our recent distribution partnership announcements, when taken in tandem with expected near-term orders, we are poised for significant sequential growth in 2021 and beyond.

“In addition to recent sales momentum, several developments are positioning us for the growth ahead. We strengthened our management team with the addition of Manuel Achadinha as Chief Operating Officer, a prominent transportation leader and the former head of BC Transit. In his new role, Mr. Achadinha will drive innovation and efficiency to maximize our operations and engineering teams, position the build of the Washington manufacturing facility to support optimal output and scale and increase overall productivity in the organization.

“On the production front, we have finalized the design specifications and are finalizing permitting to commence building our Washington State manufacturing and U.S. headquarters, with operations expected to commence in 2021. This facility will assemble buses for ‘Buy America’ compliant orders and supplement our capital-light, contract manufacturer capabilities. The facility will add U.S. domestic production of up to 1,000 units per year, with contract manufacturing partners capable of producing an additional 2,000 units per year.

“Finally, Grande West is holding a Special Meeting of Shareholders on March 24, 2021 (see press release dated February 24, 2021) to discuss its preparations for a proposed Nasdaq listing. This includes a name change to Vicinity Motor Corp. and 3:1 share consolidation to advance and grow into our ongoing commitment to changing the future of sustainable transportation.

“We are pleased with our significant progress to-date, as evidenced by our record growth, new distribution partnerships, significant delivery pipeline, increasing production capacity and new line of breakthrough electric buses. I look forward to continued operational execution in the months ahead as we work towards a near-term Nasdaq uplisting, creating sustainable value for our shareholders over the long-term,” concluded Trainer.

About Grande West Transportation Group

Grande West Transportation Group (TSXV: BUS) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. Grand West’s innovative Vicinity Lightning™ EV bus, enabled through a tier-1 strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.grandewest.com or www.vicinitybus.com for product details.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group - MZ North America

949-259-4987

BUS@mzgroup.us

www.mzgroup.us

2